Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

September 18, 2019

VIA E-MAIL: MAJMUDARA@SEC.GOV

Anuja A. Majmudar
Division of Corporation Finance
Office of Natural Resources
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Registration Statement on Form S-3
Filed September 6, 2019
File No. 333-233653

Dear Ms. Majmudar:

On behalf of Torchlight Energy Resources, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 9:00 a.m., Eastern Time on September 20, 2019, or as soon thereafter as practicable.

If you have any questions or need any additional information, please contact Robert D. Axelrod of Axelrod & Smith at (713) 861-1996 x 2 or me at (314) 920-0890.  I thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ John Brda
John Brda, President